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Deloitte

& Touche

INDEPENDENT ACCOUNTANTS REPORT

To the Board of Director of

Lennar Partners, Inc.:

We have examined managements assertion about Lennar Partners, Inc.s (the "Company") compliance with the minimum servicing standards identified in the Mortgage Bankers Association of Americas Uniform Single Attestation Program for Mortgage Bankers (USAP) as applicable to the special servicing of commercial and multifamily mortgage loans as of and for the year ended December 31, 2002 included in the accompanying management assertion. Management is responsible for the Companys compliance with those minimum servicing standards. Our responsibility is to express an opinion on managements assertion about the entitys compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute oHf Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Companys compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Companys compliance with the minimum servicing standards.

In our opinion, managements assertion that the Company complied with the aforementioned minimum servicing standards as of and for the year ended December 31, 2002 is fairly stated, in all material respects.

Deloitte & Touche LLP

February 15, 2003

Deloitte

Touche

Tohmatsu